[redacted]

12014889

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL
OMB Number 3235-0123
Expires April 30, 2013
Estimated average burden
Hours per response 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 65846

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2011 AND ENDING DECEMBER 31, 2011

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

NEAR EARTH, LLC FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

945 WEST ROAD

NEW CANAAN,	CONNECTICUT	06840
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOYT DAVIDSON, Managing Member (203) 972 -9062

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 New York NY 10038

X Certified Public Accountant

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HOYT DAVIDSON, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of NEAR EARTH, LLC, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X [signature]
Signature

MANAGING MEMBER
Title

JACQUELINE ALMERINO
Notary Public, State of Connecticut
My Commission Expires Apr. 30, 2015

X [signature]
Notary Public

Subscribed and sworn to before me this 3 day of January, 2012
[signature]
Notary Public
Date Commission Expires: 04/30/2015

This report** contains (check all applicable boxes):

- (x) (a) Facing page.
- (x) (b) Statement of Financial Condition.
- (x) (c) Statement of Operations.
- (x) (d) Statement of Cash Flows.
- (x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (x) (g) Computation of Net Capital.
- ( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
- ( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
- ( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (x) (l) An Oath or Affirmation.
- (x) (m) A copy of the SIPC Supplemental Report.
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NEAR EARTH, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS	
Cash and cash equivalents	$ 198,819
Accounts receivable	28,792
Investments - other (Note 1)	31,179
Other assets	2,325
Total assets	$ 261,115
LIABILITIES AND CAPITAL	
Liabilities:	
Accounts payable and accrued expenses	$ 22,897
Total liabilities	22,897
Capital	238,218
Total liabilities and capital	$ 261,115

The accompanying notes are an integral part of these financial statements.

NEAR EARTH, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

1. Nature of business and summary of significant accounting policies
Nature of Operations

Near Earth, LLC (the "Company"), a Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to section 15(b) of the Securities Exchange Act of 1934. The Company is also a member of the Financial Industry Regulatory Authority ("FINRA").

The Company earns consulting and advisory fees, including compensation in the form of stock or stock options, from providing investment banking services through its participation in private placement offerings and providing merger and acquisition, financial advisory and general corporate consulting services to companies.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

The Company recognizes revenue from placement fees upon completion of private placement offerings, merger and acquisition advisory success fees upon the successful consummation of such transactions, and strategic and financial advisory retainers and consulting fees over the life of the underlying agreements at the time work is performed and services are rendered.

Cash Equivalents

The Company considers money market mutual funds and other highly-liquid investments with original maturities of three months or less to be cash equivalents.

Income Taxes

The Company is a limited liability company for federal and state income tax purposes. As such, it does not pay any taxes. The Company's income or loss is taken into consideration in the tax returns of its members for federal and state income tax purposes.

Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2008.

Fair Value Measurements

The Company follows Financial Accounting Standard Board (FASB) guidance on Fair Value Measurements which defines fair value and establishes fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets. Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist. As of and for the year ended December 31, 2011 all of the Company's investments held and income on principal transactions were valued using Level 3 inputs.

	Balance December 31, 2010	Net purchases/ (sale)	Net change in unrealized appreciation/ (depreciation)	Balance December 31, 2011
Assets				
Equity Securities:				
Investments				
Odyssey Moon	$ 7,188		$ (7,188)	$ -
PCG Sattelite Investments	$ 27,008	-	$ 4,171	$ 31,179
Total assets	$ 34,196	-	$ (3,017)	$ 31,179

2. Commitments and Contingencies

Office Lease
The Company leases office space that automatically renews every three months, for three month period unless either party gives written notice sixty days in advance of the expiration period not to renew.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 1500%. At December 31, 2011, the Company's net capital of $175,922 was $170,992 in excess of its required net capital of $5,000.

4. Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Near Earth, LLC
945 West Road
New Canaan, CT 06840-2636

We have audited the accompanying statement of financial condition of Near Earth, LLC as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Near Earth, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 15, 2012

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

To the Members of
Near Earth, LLC.
945 West Road
New Canaan, CT 06840-2636

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Near Earth, LLC.("Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC., solely to assist you in evaluating the Company's compliance with Rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1- Compared the listed assessment payments with respective cash disbursement records entries, noting no exceptions;

2- Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2011, noting no exceptions;

3- Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no exceptions;

4- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no exceptions; and

5- Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP (NY)
February 15, 2012

NEAR EARTH, LLC

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment
For the year ended December 31, 2011

Determination of SIPC Net Operating Revenues:

Total Revenues (FOCUS line 12/ Part IIA line 9)	$	1,007,608
Additions		3,018
Deductions		(170,585)
SIPC Net Operating Revenues	$	840,041

Determination of General Assessment:

SIPC Net Operating Revenues:	$	840,041
General Assessment @ .0025		2,100

Assessment Remittance:

Less: Payment made with Form SIPC-6 in July, 2011		(80)
Assessment Balance Due	$	2,020

Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the year ended December 31, 2011:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	$	840,041
SIPC Net Operating Revenues as computed above		840,041
Difference	$	-